Golden Heaven Group Holdings Ltd.

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Anderegg

June 25, 2024

Re:	Golden Heaven Group Holdings Ltd.
Registration Statement on Form F-3 (File No. 333-279942)
Initially Filed on June 4, 2024
Request for Acceleration of Effectiveness

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golden Heaven Group Holdings Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. ET on June 27, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Jin Xu
Name:	Jin Xu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC